November 25, 2009

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:		David Link, Esq
Cathy Baker, Esq
Blaise Rhodes

	Re:	Midas Medici Group Holdings, Inc
Amendment No. 1 to Registration Statement on Form S-1
Filed on November 3, 2009
File No. 333-161522

Ladies and Gentlemen:

On behalf of our client, Midas Medici Group Holdings, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in its letter, dated November 19, 2009 (the “Comment Letter”) with respect to the above-referenced registration statement.

In order to facilitate your review of Amendment No. 3, we have restated and responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of Amendment No. 3.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Unaudited Pro Forma Condensed Consolidated Financial Data, page 20

1.           We have reviewed your response to our prior comment one noting you believe that Midas Medici Group Holdings is the accounting acquirer because the individual shareholders that are: common between Midas Medici Group Holdings and Utilipoint will own 66% of the common shares after the acquisition- The would appear to be inconsistent with the guidance in FASB'ASC paragraph 805-10-55-12 which States that the accounting acquirer is usually the entity whose owners as a group received the largest portion of the voting rights. Based on your response it appears that the Utilipoint shareholders (the entity) as a group received 58.4% of the common shares issued and outstanding of Midas Medici Group Holdings. In addition, the accounting acquirer is the usually the entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity which would once again point to UtiIipoint since they own 58.4%.- Based upon the fact that Utilipoint received a majority of the outstanding common shares and is the larger entity as Midas Medici Group Holdings was only a shell company, it would appear that Utlipoint is the accounting acquirer resulting in a recapitalization of Midas Medici Group Holdings. Please revise or provide us with your step-by-step analysis supporting your position under SFAS 141(R).

Financial Statements
General.

Response:
The Company has revised its accounting treatment of the merger to reflect a reverse merger and recapitalization with Utilipoint as the accounting acquirer and Midas Medici Group Holdings as the legal acquirer.

2.           Please note the updating requirements for the financial statements as set forth in Article 8-08 of Regulation S-X, and provide a currently dated consent from the independent accountants in any amendment.

Response:

The Company notes the updating requirements for the financial statements as set forth in Article 8-08 of Regulation S-X, and is attaching a currently dated consent from the independent accountants.

Exhibits

3.           We note that Exhibit 10.22, the Revolving Loan Agreement among Midas Medici Group Holdings, UtiliPoint International, Inc. and Proficio Bank, is incomplete as Exhibits A and B thereto are missing. Please file the two exhibits.

Response:

The Company has attached a complete exhibit 10.22 which includes Exhibits A and B.

We trust that the foregoing appropriately addresses the issues raised by your recent comment letter.

Thank you in advance for your prompt review and assistance. If you have any questions, please contact the undersigned.

Very truly yours,
Marcelle S. Balcombe